SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of June 2011

List of Exhibits:

1. Press Release entitled “CNH Takes Part in First Ever US-Turkmenistan Business Exhibition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 10, 2011

CNH Takes Part in First Ever US-Turkmenistan

Business Exhibition

Mario Gasparri, General Manager of CNH International, presents new initiatives to support the country’s growing agricultural sector

LUGANO, Switzerland – (June 7, 2011) – CNH Global, a world leader in the agricultural and construction equipment business, recently participated in a Business Mission to Ashgabat, Turkmenistan on May 19th and 20th, to further strengthen its long-standing trade relationship with Turkmenistan.

The event, the second of its kind, was hosted by the US-Turkmenistan Business Council (USTBC), a non-profit organization set up to promote and develop US-Turkmenistan trade and investment relationships. CNH, a founding member of the Council, has also served as the Chair since July 2010.

The Business Mission was held in conjunction with the first ever US Business Exhibition, organized jointly by the US Embassy in Turkmenistan and the Turkmen Chamber of Commerce.

A wide range of machinery from CNH’s brands was on display at the exhibition, including the renowned Case IH Magnum 255, Cotton Express® 420 cotton picker and Early Riser 1200 planter, together with an array of hay and forage equipment, including the New Holland FP 230 forage harvester and the BC5060 square baler.

CNH presented its products and services alongside more than 50 high-ranking US companies, who were also invited to formally introduce their organizations to the USTBC, and other distinguished guests, including the Turkmen Vice Premier Myratgeldi Akmamedov, the Minister of Foreign Affairs Rashid Meredov and the newly-appointed US Ambassador to Turkmenistan Robert Patterson.

Attending the mission and exhibition on behalf of CNH was Mario Gasparri, General Manager of CNH International, Joseph Samora, CNH Senior Vice President and Chairman of the USTBC and Stuart Campbell, CNH International Business Director, Central Asian countries.

Speaking at the Business Forum on behalf of CNH, Mario Gasparri addressed the guests by first thanking his Excellency Gurbanguly Berdimuhamedov, President of Turkmenistan, for his support of this event and of the long-term cooperation and fruitful partnership in the agribusiness sector which has been built over the years between CNH and Turkmenistan.

Addressing the audience he said, “At Case New Holland we have a very strong relationship which has grown and flourished with Turkmenistan from 1994. Since that time we have worked closely with Turkmenistan and to date we have delivered 3,000 flagship products. With over 17 years operating in the Turkmenistan market we have built up a strong parts and service operation capable of supporting any agricultural requirement. All our staff are trained in the latest technologies and are equipped to provide intervention support and training.”

Gasparri reaffirmed the Company’s continuous dedication to supporting Turkmenistan build and develop its agriculture, by supplying the right products, qualified personnel, after sales assistance and training. CNH is supporting after sales and training initiatives throughout the country, from supplying maintenance services and highly skilled personal to becoming a sponsor of the agricultural institute in Dashougz, which opened last year to around 120 students.

In line with the Company’s plans to strengthen its services in Turkmenistan, Gasparri announced the opening of a new representative office in Ashgabat, which will enable CNH to be closer to its customers together with supporting local agricultural needs and contributing to the agribusiness sector. The new facility was officially opened on May 18th in the presence of Merdan Bayramov, Turkmen Minister of Agriculture, Rustam Saparov, Deputy Chairman of Turkmenobakhyzmat (Turkmen Association of Machinery), Robert Patterson, US Ambassador to Turkmenistan, and CNH top management.

Note to the editor

About CNH International

CNH International SA, a subsidiary of CNH Global NV, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For more information contact:

CNH International Press Office                    +39 011 0086346                    international.media@cnh.com